Delisting Determination,The Nasdaq Stock Market, LLC,
January 8, 2019, Biostar Pharmaceuticals, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Biostar Pharmaceuticals, Inc. (the Company), effective at the opening of the trading session on January 18, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staffs determination on July 19, 2018. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
September 17, 2018, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on September 19, 2018.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on November 1, 2018.